SEC FILE NUMBER 000-51798
CUSIP NUMBER 67020Q305

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-L    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NTELOS HOLDINGS CORP.
Full Name of Registrant

N/A
Former Name if Applicable

1154 Shenandoah Village Drive
Address of Principal Executive Office (Street and Number)

Waynesboro, Virginia 22980
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NTELOS Holdings Corp. (the “Registrant”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to postpone the filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”) beyond May 10, 2016, the prescribed due date for such filing. The Registrant cannot complete the work necessary to prepare the Form 10-Q due to the Registrant’s recently completed merger transaction (the “Merger”). As previously disclosed, on May 6, 2016, pursuant to the Agreement and Plan of Merger, dated as of August 10, 2015, by and among Shenandoah Telecommunications Company (“Parent”), Gridiron Merger Sub, Inc., a direct wholly-owned subsidiary of Parent ( “Merger Sub”), and the Registrant, Merger Sub merged with an into Registrant with the Registrant surviving the Merger as a wholly-owned subsidiary of Parent. In connection with the Merger, a Form 25 was filed with the Commission in respect of the delisting and deregistration of the common stock of the Registrant. The Registrant expects to file the Form 10-Q with the Commission within the time period required by Rule 12b-25 of the Securities Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Raymond B. Ostroski	540	984-5040
(Name)	(Area code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes ☒     No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NTELOS HOLDINGS CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2016	By:	/s/ Raymond B. Ostroski
Name:Raymond B. Ostroski
Title:Vice President - Legal and General Counsel